SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

 PART I

REGISTRANT INFORMATION

Full name of registrant	Hyperscale Data, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 190
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended March 31, 2025 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s revenue was approximately $25 million for the three months ended March 31, 2025, a decrease of 34% from the $38 million for the three months ended March 31, 2024. The Registrant’s loss from continuing operations was approximately $6 million for the three months ended March 31, 2025, compared to income from continuing operations of approximately $4 million for the three months ended March 31, 2024.

The Registrant had a decrease in its digital assets mining operations of approximately $6 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, due primarily to the April 2024 Bitcoin halving event that occurred on the Bitcoin network. Revenue for the three months ended March 31, 2025 included revenue from lending and trading activities of approximately $0, compared to $9 million for the three months ended March 31, 2024. Revenue for the three months ended March 31, 2025 included approximately $14 million from its majority owned subsidiary, Circle 8 Crane Services, LLC, an increase of 8% from $13 million for the three months ended March 31, 2024. The Registrant had an increase in revenue of approximately $1 million from its hotel and real estate operations for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024.

The Registrant’s operating expenses decreased to approximately $12 million for the three months ended March 31, 2025, representing a decrease of approximately $3 million, compared to approximately $15 million for the three months ended March 31, 2024. The decrease in operating expenses was due to lower selling and marketing expenses due to advertising and promotion costs.

The Registrant’s estimated net loss available to common stockholders was approximately $4 million for the three months ended March 31, 2025, compared to net income available to common stockholders of approximately $2 million for the three months ended March 31, 2024.

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HYPERSCALE DATA, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 15, 2025	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer

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